UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

GNC HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

36191G107
(CUSIP Number)

February 14, 2013
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36191G107	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Capital Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,389,990 (a) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,389,990 (a) (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,389,990 (a) (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4% (a) (see Item 4)
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 36191G107	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,389,990 (a) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,389,990 (a) (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,389,990 (a) (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4% (a) (see Item 4)
12	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 36191G107	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CR Intrinsic Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 542,800 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 542,800 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 542,800 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (see Item 4)
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 36191G107	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Global Investors LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 30,000 (b) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 30,000 (b) (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000 (b) (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1% (b) (see Item 4)
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 36191G107	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sigma Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,232,500 (c) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,232,500 (c) (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,232,500 (c) (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2% (c) (see Item 4)
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 36191G107	13G	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,195,290 (a) (b) (c) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,195,290 (a) (b) (c) (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,195,290 (a) (b) (c) (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (a) (b) (c) (see Item 4)
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)	Name of Issuer:

GNC Holdings, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

300 Sixth Avenue, Pittsburgh, PA 15222

Item 2(a)	Name of Person Filing:

This statement is filed by: (i) S.A.C. Capital Advisors, L.P. (“SAC Capital Advisors LP”) with respect to shares of Class A Common Stock, par value $0.001 per share (“Shares”), of the Issuer beneficially owned by S.A.C. Capital Associates, LLC (“SAC Capital Associates”), S.A.C. MultiQuant Fund, L.P. (“SAC MultiQuant Fund”)† and S.A.C. Velocity Fund, LLC (“SAC Velocity Fund”); (ii) S.A.C. Capital Advisors, Inc. (“SAC Capital Advisors Inc.”) with respect to Shares beneficially owned by SAC Capital Advisors LP, SAC Capital Associates, SAC MultiQuant Fund and SAC Velocity Fund; (iii) CR Intrinsic Investors, LLC (“CR Intrinsic Investors”) with respect to Shares beneficially owned by CR Intrinsic Investments, LLC (“CR Intrinsic Investments”); (iv) S.A.C. Global Investors LLP (“SAC Global Investors”) with respect to Shares beneficially owned by S.A.C. Global Investments, L.P. (“Global Investments”); (v) Sigma Capital Management, LLC (“Sigma Management”) with respect to Shares beneficially owned by Sigma Capital Associates, LLC (“Sigma Capital Associates”); and (vi) Steven A. Cohen with respect to Shares beneficially owned by SAC Capital Advisors LP, SAC Capital Advisors Inc., SAC Capital Associates, SAC MultiQuant Fund, SAC Velocity Fund, CR Intrinsic Investors, CR Intrinsic Investments, SAC Global Investors, Global Investments, Sigma Management and Sigma Capital Associates.

SAC Capital Advisors LP, SAC Capital Advisors Inc., CR Intrinsic Investors, SAC Global Investors, Sigma Management and Steven A. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

†Prior to February 1, 2013, SAC MultiQuant Fund's shares were beneficially owned by S.A.C. MultiQuant Fund, LLC, an Anguillan limited liability company, which merged with and into SAC MultiQuant Fund on January 31, 2013.

Item 2(b)	Address or Principal Business Office:

The address of the principal business office of (i) SAC Capital Advisors LP, SAC Capital Advisors Inc., CR Intrinsic Investors, and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902; (ii) SAC Global Investors is St. Martins Court, 4th Floor, 10 Paternoster Row, London

EC4M 7HP, U.K.; and (iii) Sigma Management is 510 Madison Avenue, New York, New York 10022.

Item 2(c)	Citizenship:

SAC Capital Advisors LP is a Delaware limited partnership.  SAC Capital Advisors Inc. is a Delaware corporation.  Sigma Management and CR Intrinsic Investors are Delaware limited liability companies.  SAC Global Investors is a limited liability partnership organized under the laws of England and Wales.   Mr. Cohen is a United States citizen.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number:

36191G107

Item 3	Not Applicable

Item 4	Ownership:

The percentages used herein are calculated based upon the Shares issued and outstanding as of November 6, 2012 as reported in the Issuer's Prospectus Supplement on Form 424B7 filed with the Securities and Exchange Commission by the Issuer on November 9, 2012 (the “Prospectus”).

As of the close of business on February 14, 2013:

1. S.A.C. Capital Advisors, L.P.
(a) Amount beneficially owned: 3,389,990 (a)
(b) Percent of class: 3.4% (a)
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 3,389,990 (a)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 3,389,990 (a)

2. S.A.C. Capital Advisors, Inc.
(a) Amount beneficially owned: 3,389,990 (a)
(b) Percent of class: 3.4% (a)
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 3,389,990 (a)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 3,389,990 (a)

3. CR Intrinsic Investors, LLC
(a) Amount beneficially owned: 542,800
(b) Percent of class: 0.5%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 542,800

(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 542,800

4. S.A.C. Global Investors LLP
(a) Amount beneficially owned: 30,000 (b)
(b) Percent of class: less than 0.1% (b)
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 30,000 (b)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 30,000 (b)

5. Sigma Capital Management, LLC
(a) Amount beneficially owned: 1,232,500 (c)
(b) Percent of class: 1.2% (c)
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 1,232,500 (c)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 1,232,500 (c)

6. Steven A. Cohen
(a) Amount beneficially owned: 5,195,290 (a) (b) (c)
(b) Percent of class: 5.2% (a) (b) (c)
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 5,195,290 (a) (b) (c)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 5,195,290 (a) (b) (c)

(a) Includes 132,700 Shares subject to call options held by SAC Capital Associates.
(b) Includes 30,000 Shares subject to call options held by Global Investments.
(c) Includes 200,000 Shares subject to call options held by Sigma Capital Associates.

SAC Capital Advisors LP, SAC Capital Advisors Inc., CR Intrinsic Investors, SAC Global Investors, Sigma Management and Mr. Cohen own directly no Shares.  Pursuant to an investment management agreement, SAC Capital Advisors LP maintains investment and voting power with respect to the securities held by SAC Capital Associates,  SAC MultiQuant Fund and SAC Velocity Fund.  SAC Capital Advisors Inc. is the general partner of SAC Capital Advisors LP.  Pursuant to an investment management agreement, CR Intrinsic Investors maintains investment and voting power with respect to the securities held by CR Intrinsic Investments.  Pursuant to an investment management agreement, SAC Global Investors maintains investment and voting power with respect to the securities held by Global Investments.  Pursuant to an investment management agreement, Sigma Management maintains investment and voting power with respect to the securities held by Sigma Capital Associates. Mr. Cohen controls each of SAC Capital Advisors Inc., CR Intrinsic Investors and Sigma Management, and indirectly owns a 49% interest in the managing member of SAC Global Investors.  CR Intrinsic Investments is a wholly owned subsidiary of SAC Capital

Associates. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of (i) SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 3,389,990 (a) Shares (constituting approximately 3.4% (a) of the Shares outstanding); (ii) CR Intrinsic Investors and Mr. Cohen may be deemed to beneficially own 542,800 Shares (constituting approximately 0.5% of the Shares outstanding); (iii) SAC Global Investors and Mr. Cohen may be deemed to own beneficially 30,000 (b) Shares (constituting less than 0.1% (b) of the Shares outstanding); and (iv) Sigma Management and Mr. Cohen may be deemed to beneficially own 1,232,500 (c) Shares (constituting approximately 1.2% (c) of the Shares outstanding). Each of SAC Capital Advisors LP, SAC Capital Advisors Inc., CR Intrinsic Investors, SAC Global Investors, Sigma Management and Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2013

S.A.C. CAPITAL ADVISORS, L.P.

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person

S.A.C. CAPITAL ADVISORS, INC.

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person

CR INTRINSIC INVESTORS, LLC

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person

S.A.C. GLOBAL INVESTORS LLP

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person

SIGMA CAPITAL MANAGEMENT, LLC

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person

STEVEN A. COHEN

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person